UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 9, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION In connection with recent false information and speculation published by Gotham City Research, regarding wrongful accounting practices and omission in the disclosure of financial information, we inform you the following: Haema and BPC Sale Transaction As reported in note 3 to the consolidated financial statements as of December 31, 2018, as well as in the other relevant information reported to the CNMV in December 2018, Grifols acquired Haema AG ("Haema") on June 4, 2018 and Biotest US Corporation ("Biotest") on August 1, 2018 for €220 million and $286 million, respectively. Scranton Enterprises B.V. ("Scranton"), through its subsidiary Scranton Plasma B.V., purchased 100% of the shares of Biotest and Haema. The purchased assets included 60 plasma centers and 1.7M liters of plasma collected. The acquisition price of the two companies, Biotest and Haema, was $538M, which is the same price paid by Grifols for the acquisition of these companies in August 2018 and June 2018, respectively, to a third-party (at the EUR/US$ exchange rate at December 28, 2018). There is no variable amount subject to the achievement of any milestone. Under a business management agreement, Grifols continues to manage Biotest and Haema plasma centers, maintaining the same quality and safety standards that characterize the company. Grifols also purchases all plasma obtained from these companies. The plasma supply agreement effective at transaction date was extended for a period of 30 years. The sale contract includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to be able to acquire the shares sold to Scranton (both at the same time) at any time from the effective date of sale. The repurchase option may be exercisable at a price equal to the greater of (i) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in the net working capital and (ii) the amount necessary to redeem the debt financing in foil, as defined in the share purchase agreement ("Debt Financing"), in the amount of US$360,000,000, plus accrued interest, as well as any other amount necessary to repay such debt.

Scranton Plasma B.V. (Purchaser) requested financing from credit institutions to carry out the transaction. Grifols is not affected in any way by this loan, nor has it participated in its negotiation, nor does it have the power to refinance it, and it is not a guarantor of the loan. The financial entity used by Scranton to finance the transaction requested the subscription of a "Vendor's Financing" loan from Grifols to Scranton, as a condition to support the transaction. Although Scranton had sufficient cash and did not need a loan, the financial entity believed it was necessary to involve Grifols in the transaction. The principal amount of this loan was $95M. The interest rate is Euribor +2% with maturity on December 28, 2025 and the possibility of repayment at any time by the borrower (Scranton). The Seller, Grifols in both cases, has an irrevocable and exclusive call option to repurchase the shares of each of the companies, exercisable at any time. The call option must be exercised simultaneously for both companies. In addition, a business management agreement was signed between Grifols, Biotest and Haema whereby it was agreed that Grifols would manage the plasma centers owned by these two companies so that the same quality and safety standards of Grifols plasma centers are met, thus ensuring the continuity and growth of such entities. Accounting treatment of the transaction Control evaluation When assessing control, the standard (IFRS 10-paragraph B47) establishes that potential voting rights should be considered to determine whether it has power (and therefore control). A potential voting right may arise from repurchase options that give the seller the right to repurchase the interest (call options) as long as it is considered substantive (IFRS 10 - B22 to B25). According to the foregoing, it is concluded that Grifols has potential voting rights and these rights are substantive, based on the following: • The sale agreement includes a call option for Grifols which grants the irrevocable and exclusive right (not an obligation) to acquire the shares sold to Scranton (both at the same time) at any time after the effective date of sale. • The repurchase option may be exercisable at a price equal to the greater of (i) the price at which Grifols sold them plus costs incurred in the transaction and plus the increase in the net working capital and (ii) the amount necessary to redeem the debt financing in foil, as defined in the share purchase agreement ("Debt Financing"), in the amount of US$360,000,000, plus accrued interest, as well as any other amount necessary to repay such debt. Considering that the projections for the entities are for continuous growth and improvement in their results is expected, it is concluded that this purchase option is "in the money". • The purchase option has been jointly negotiated in the same sale agreement of the entities.

• Even if a nullity clause on the call option is included in the case of default by the buyer (standard clause included in financing agreements), it has been considered remote since Grifols will have the capacity to exercise said call option in the remediation period of 90 days. • There are no agreements between shareholders that establish that the relevant decisions are approved in a different manner than by majority vote. • There is a commitment from Grifols to provide support services in the plasma collection business of the donation centers for their subsequent sale and thus ensure that these companies will continue to operate effectively, as well as ensuring the continuity and growth of said entities. In addition, under the plasma supply agreement, Grifols has an obligation to repurchase all plasma. Posting The aforementioned are indicators of the power that Grifols maintains over these entities, even after their sale, considering that the repurchase options are susceptible to being exercised and Grifols would have the financial capacity to carry them out. Consequently, the sale of the entities does not result in a loss of control, which is why the entities continue to be consolidated and the sale is recorded as an equity transaction with no impact on the consolidated income statement [IFRS 10.23, B96]. The results from the sale will be attributed to the non-controlling interest, based on its current percentage of ownership [IFRS 10-B94]. Disclosure in the consolidated financial statements In the 2018 consolidated financial statements the above information was included in the following notes: - Note 2 "Basis of presentation", section b) "Changes in subsidiaries". - Note 3 (b) and (c) "Business combinations". - Note 31 "Balances and transactions with related parties" paragraph a) "Group transactions with related parties". Additionally, the accounting treatment described in this section has been audited by KPMG and reported to the Spanish regulator and was subject to a request information by the regulator, which was answered by the Company on January 14, 2019.

Leverage ratio The leverage ratio is calculated quarterly in accordance with the clauses and terms specified in the Credit and Guaranty Agreement dated November 15, 2019. Pursuant to the secured senior debt contract, the company issues a compliance certificate to the agent bank on a quarterly basis. This certificate includes a breakdown of the calculation conducted in accordance with the terms and conditions of the agreement. The calculation formula involves the exclusion and inclusion of adjustments to EBITDA and net debt, as stipulated in the respective contract. The financial information used for this calculation is prepared in accordance with the International Financial Reporting Standards applicable at the time of preparation, as well as the principles and accounting policies applied in the preparation of the Consolidated Financial Statements, excluding IFRS 16. Transaction Shanghai RAAS Blood Products Co. Ltd. As disclosed in note 10 of the Consolidated Financial Statements as of December 31, 2022, in March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). Considering the terms and conditions of the agreement, Grifols concluded that with this transaction, it maintains operational, political, and economic control of GDS. Therefore, the entities continue to be consolidated. Consequently, the results generated by GDS from 2020 onwards are consolidated in the consolidated financial statements of the Group and attributed to the non-controlling interest based on their participation [IFRS 10-B94]. At the end of 5-year period (fiscal year 2023), GDS' EBITDA exceeds the $1.3 billion guarantee and therefore, does not imply any liability for the company. Reverse factoring Regarding the information disclosed in note 4 of individual annual account of Grifols, S.A., the Company has contracted reverse factoring transactions with various financial institutions to manage payments to suppliers. The liabilities resulting from these transactions are not significant for the Group (less than 10 million euros at the end of the fiscal year), and therefore, this information is not itemized in the consolidated annual accounts of Grifols.

Conclusions Each and every one of these transactions since 2018 has been recorded in the company's books and in its public accounts, both submitted to the Spanish regulator and in the Form 20-F filed with the SEC in the United States. Therefore, there is no new information that can be considered hidden. In this "Other Relevant Information" note, the company outlines the accounting treatment given to the transactions, and this treatment is fully endorsed by Grifols' auditor, KPMG. The company does not understand the different interpretation made by Gotham City Research unless the only intention, as a short-seller focused fund, is to make the share price decline, as they state on page 2 of their report, to gain profits. Due to the urgency in clarifying these facts, the company will issue another note addressing the business aspects mentioned in the report issued by Gotham City Research. This note is solely focused on clarifying the accounting aspects. In Barcelona, on January 9, 2024 Nuria Martín Barnés Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 9, 2024